SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 5 November 2012

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 615 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐            Form 40-F-   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed: News Release – TRQ Power Agreement

November 5, 2012

Press release

Oyu Tolgoi concludes final power purchase agreement

VANCOUVER, CANADA – Turquoise Hill Resources today announced that Oyu Tolgoi LLC has signed a binding power purchase agreement with the Inner Mongolia Power Corporation to supply power to the Oyu Tolgoi mine.

Kay Priestly, Chief Executive Officer of Turquoise Hill, said, “Finalization of the power purchase agreement will enable Oyu Tolgoi to complete commissioning leading to the first production of copper-gold concentrate. The Governments of Mongolia and China have been instrumental in helping the parties conclude the commercial components of the agreement. With phase-one construction essentially complete, we are on the verge of Oyu Tolgoi becoming a world-class operational mine and delivering long-term benefits to Mongolia.”

Within the next few weeks Oyu Tolgoi is expected to begin a seven-week commissioning of the ore-processing equipment. First concentrate production will follow within one month and the commencement of commercial production is expected three to five months thereafter.

The Oyu Tolgoi Investment Agreement recognized that the reliable supply of electrical power is critical to the project. The agreement also confirmed that Turquoise Hill has the right to obtain electrical power from inside or outside Mongolia, including China, to meet its initial electrical power requirements for up to four years after Oyu Tolgoi begins commercial production. The agreement established that a) Turquoise Hill has the right to build or sub-contract construction of a coal-fired power plant at an appropriate site in Mongolia’s South Gobi Region to supply Oyu Tolgoi; and b) all of the project’s power requirements would be sourced from within Mongolia no later than four years after the start of commercial production. Turquoise Hill continues to evaluate the development of a dedicated power plant.

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia, which is expected to begin commercial production in the first half of 2013. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA); and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan.

Contacts

Investors	Media
Jason Combes Office: +1 604 648 3920 Email: jason.combes@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Mobile: tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to the anticipated achievement of commercial production commencement milestones, other matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

All such forward-looking information and statements are based on certain assumptions and analyses made by issuer’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” included in the final prospectus or in the issuer’s Annual Information Form, both filed on SEDAR and EDGAR. The reader is cautioned not to place undue reliance on forward-looking information or statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: 5 November 2012	By:	/s/ Neville J. Henwood
NEVILLE J. HENWOOD
Sr. Vice President, Legal & Corporate Secretary